Exhibit (a)(1)(viii)

CONSOL ENERGY INC. COMMENCES

TENDER OFFER TO PURCHASE COMMON STOCK OF CNX GAS

FOR $38.25 PER SHARE IN CASH

PITTSBURGH (April 28, 2010) - CONSOL Energy Inc. (NYSE:CNX) (“CONSOL”) today commenced its tender offer to purchase all of the outstanding shares of the common stock of CNX Gas Corporation (“CNX Gas”) not currently owned by CONSOL for $38.25 per share in cash. CONSOL currently owns approximately 83.3% of the outstanding shares of CNX Gas common stock. The tender offer commenced today and will expire on May 26, 2010, unless the offer is extended in accordance with its terms.

As previously announced, T. Rowe Price Associates, Inc., the beneficial owner on behalf of its clients of approximately 37% of the outstanding shares of CNX Gas common stock not currently held by CONSOL, has agreed to tender all of the shares of CNX Gas common stock over which it has dispositive power.

There can be no assurance that the tender offer will be completed. The tender offer is conditioned on at least a majority of the outstanding shares of CNX Gas common stock not owned by CONSOL or its affiliates (without regard to shares held by directors or officers of CONSOL or CNX Gas) being validly tendered, and not withdrawn. This condition may not be waived by CONSOL. The tender offer is also subject to other customary conditions, as specified in the offer documents. The tender offer is not subject to a financing condition. CONSOL expects to pay the offer consideration in the tender offer from its available cash.

If the tender offer is consummated, subject to applicable law, CONSOL will consummate a merger between CNX Gas and a subsidiary of CONSOL in which the remaining holders of CNX Gas common stock will receive the same cash price per share as paid in the tender offer.

The offer to purchase, letter of transmittal and related documents will be mailed to stockholders of record of CNX Gas and will also be made available for distribution to beneficial owners of CNX Gas common stock.

Important Information

This press release is for informational purposes only, and is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation of tenders of CNX Gas common stock will only be made pursuant to the offer to purchase and related materials that CONSOL will be mailing to holders of CNX Gas common stock. Stockholders should read those materials carefully because they contain important information, including the various terms and conditions of the offer. Stockholders can obtain copies of the offer to purchase, letter of transmittal and related materials filed by CONSOL as part of the statement on Schedule TO with the U.S. Securities Exchange Commission (the “SEC”) on April 28, 2010 through the SEC’s website at www.sec.gov without charge. Stockholders may also obtain copies of the offer to purchase and related materials, when and as filed with the SEC, without charge from CONSOL or by written or oral request directed to MacKenzie Partners, Inc., at (800) 322-2885.

About CONSOL Energy

CONSOL Energy, a high-Btu bituminous coal and natural gas company, is a member of the Standard & Poor’s 500 Equity Index and the Fortune 500. It was recently named one of the “Top 100 Most Trustworthy” companies for 2010 by Forbes. At year-end 2009, it had 11 bituminous coal mining complexes in six states and reports proven and probable coal reserves of 4.5 billion tons. It also is a majority owner of CNX Gas, a leading Appalachian gas producer, with proved reserves of more than 1.9 trillion cubic feet. Additional information about CONSOL Energy can be found at its Web site: www.consolenergy.com.

Contacts

Investors:

Dan Zajdel

724-485-4169

Media:

Joe Cerenzia

724-485-4062

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